BANRO CORPORATION (the "Corporation")

Annual and Special Meeting of Shareholders of the Corporation held on June 25, 2015

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report discloses the results of the voting on the matters submitted to the annual and special meeting of shareholders of the Corporation held on June 25, 2015 (the "Meeting").

The matters voted upon at the Meeting and the results of the voting were as follows:

1. Election of Directors

By resolution passed via a show of hands, the following persons were elected as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

	Votes by Proxy

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Richard W. Brissenden	60,723,549	98.02%	1,228,131	1.98%
John A. Clarke	61,006,167	98.47%	945,513	1.53%
Maurice J. Colson	60,326,668	97.38%	1,625,012	2.62%
Peter N. Cowley	60,896,089	98.30%	1,055,591	1.70%
Mick C. Oliver	60,991,567	98.45%	960,113	1.55%
Derrick H. Weyrauch	60,379,066	97.46%	1,572,614	2.54%

2. Appointment of Auditors

By resolution passed via a show of hands, Deloitte LLP, Chartered Professional Accountants, Chartered Accountants and Licensed Public Accountants, were reappointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be fixed by the directors of the Corporation. The following are details of this vote reappointing Deloitte LLP:

Votes by Proxy

Votes For	% Votes For	Votes Withheld	% Votes Withheld
145,157,026	98.74%	1,851,326	1.26%

3. Amendments to Stock Option Plan and Re-Approval of Stock Option Plan

By resolution passed by ballot, shareholders approved (a) certain amendments to the Corporation's stock option plan (the "Plan") (as such amendments are described in the management information circular of the Corporation dated May 27, 2015), and the Plan as amended by such amendments, and (b) all unallocated stock options under the Plan.. The following are details of this vote:

Votes by Proxy

Votes For	% Votes For	Votes Against	% Votes Against
47,431,181	76.56%	14,520,499	23.44%